SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Proxy Statement dated December 31, 2009 for the Company’s Annual General Meeting to be held on February 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: January 4, 2010	By:	/s/ Memy Ish-Shalom
	Name:	Memy Ish-Shalom
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Proxy Statement issued by the Company on December 31, 2009 for the Company’s Annual General Meeting to be held on February 1, 2010.

VIRYANET LTD.

NOTICE OF AN ANNUAL GENERAL SHAREHOLDERS MEETING

TO BE HELD ON FEBRUARY 1, 2010, AT 16:00 ISRAEL TIME,

AT THE OFFICES OF VIRYANET LIMITED, AT

8 HAMARPE ST., HAR HOTZVIM, JERUSALEM 91450, ISRAEL

Dear Shareholders:

Notice is hereby given of the Annual General Shareholders Meeting (the “Meeting”) of ViryaNet Ltd. (the “Company”) to be held on February 1, 2010, at 16:00 Israel time, at the principal executive offices of the Company Located At 8 HaMarpe St., Har Hotzvim, Jerusalem 91450, Israel, for the purposes of considering and acting on the following matters:

(i) To elect the panel of six (6) directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified, other than Andy Ben-Artzi who is intended to be nominated as an external director under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) and who shall serve for a fixed term of three (3) years. Dr. Arie Ovadia, who was elected as external director at a previous annual meeting of the Company pursuant to the Companies Law will continue to serve his three (3) year term (from the date of his election) as external director of the Company until the next annual shareholders meeting.

(ii) That Arik Eshel, CPA & Assoc., PC be appointed as the independent auditors of the Company and that the Audit Committee of the Board of Directors is authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of shares reserved for grants under the Plans (whether as options and/or as restricted shares) by 300,000.

(iv) To authorize the Audit Committee and the Board of Directors to grant on an annual basis (starting from 2009) restricted shares of the Company subject to certain restrictions and to approve a change to the compensation payable to the Chairman of the Board of Directors.

Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope, or, follow the instructions on the face of the proxy card to vote your shares by phone.

Sincerely yours,

Memy Ish-Shalom

President and Chief Executive Officer

VIRYANET LTD.

8 HaMarpe St., Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 1, 2010

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. (“ViryaNet” or the “Company”) of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on February 1, 2010, at 16:00 Israel time at the offices of the Company located at 8 HaMarpe St., Har Hotzvim, Jerusalem 91450, Israel. The Company’s telephone number in Israel is (972)-2-584-1000 in Israel.

As of December 31, 2009 (the “Record Date”), the Company had 3,275,845 shares outstanding consisting of 2,953,047 Ordinary Shares par value New Israeli Shekel (NIS) 5.0 per share and 326,798 Preferred A Shares par value NIS 5.0 per share (collectively, the “Shares”). Each Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

It is proposed that at the Annual General Meeting, the following resolutions be adopted:

(i) To elect the panel of six (6) directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified, other than Andy Ben-Artzi who is intended to be nominated as an external director under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) and who shall serve for a fixed term of three (3) years. Dr. Arie Ovadia, who was elected as external director at a previous annual meeting of the Company pursuant to the Companies Law will continue to serve his three (3) year term (from the date of his election) as external director of the Company until the next annual shareholders meeting.

(ii) That Arik Eshel, CPA & Assoc., PC be appointed as the independent auditors of the Company and that the Audit Committee of the Board of Directors is authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of shares reserved for grants under the Plans (whether as options and/or as restricted shares) by 300,000.

(iv) To authorize the Audit Committee and the Board of Directors to grant on an annual basis (starting from 2009) restricted shares of the Company subject to certain restrictions and to approve a change to the compensation payable to the Chairman of the Board of Directors.

In addition, in the Annual General Meeting, the Directors will review the audited financial statements of the Company for the year ended December 31, 2008, and will answer appropriate questions relating thereto.

A resolution shall be deemed adopted at the Annual General Meeting if approved by a majority of the votes cast at the Annual General Meeting in person or by proxy and voting thereon, provided that the resolution to nominate Andy Ben-Artzi as an external director pursuant to the Companies Law shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the “Non-Controlling Shareholders”), represented and voting, approve such resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such resolution does not exceed one percent (1%) of the outstanding Shares of the Company.

The Company’s financial statements for the fiscal year ended December 31, 2008 can be found in the Company’s website at the following link: http://www.viryanet.com/company/investors, or alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed hereto.

Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Shares voted at the Meeting.

It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about January 4, 2010. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33 1/3%) of the Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of individual directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld, abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A “non-vote” occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

ITEM 1

ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the six (6) nominees named in the following table for election as directors (each a “Director Nominee” and collectively, the “Director Nominees”). Andy Ben-Artzi is intended to be nominated as an external director under the Companies Law. Currently, all such Director Nominees, other than Andy Ben-Artzi and W. Austin Lewis IV, serve as directors of the Company. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. Subject to the following, if elected, each of the Director Nominees shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company. If elected as an external director, Andy Ben-Artzi shall serve for a term of three (3) years until the annual meeting to be held during 2012. Dr. Arie Ovadia, who was elected as external director at a previous annual meeting of the Company pursuant to the Companies Law will continue to serve his three (3) year term (from the date of his election) as external director of the Company until the next annual shareholders meeting.

In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the Director Nominees, if elected, would be unable to serve as a director.

Nominees for the Board of Directors

The name of each of Director Nominee, his present position with the Company, and the year in which he first became a director of the Company, where applicable, are as follows:

Name of Nominee	Current Position with the Company	Commencement of Directorship
Samuel I. HaCohen	Chairman of the Board of Directors	March 1988

Vladimir Morgenstern	Director	July 1999

Herman Amelink	Director	January 2009

Nati Perry	Director	December 2007

W. Austin Lewis IV	Director	New Director Nominee

Andy Ben-Artzi	Director	New Director Nominee

The background of each Director Nominee is as follows:

Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Herman Amelink has served as one of the Company’s directors since January 2009. Since 2004, Herman Amelink has functioned as Strategic Advisor for acquisitions in the Energy Division of Telvent and is a Board Member of TELVENT North America. In 1978 Mr. Amelink co-founded a consultancy company, ECC Inc, specializing in real-time control systems to electric, gas, and water utilities. In 1993 that company was sold to KEMA, a Dutch engineering and materials testing company. Mr. Amelink remained CEO until 2003 when he retired from KEMA. In those 10 years, KEMA Consulting grew at a compounded rate of 25% ending at $65M annual revenue. KEMA Consulting expanded geographically when KEMA established offices in many parts of the world and the company expanded its areas of expertise to serve clients not only for their real-time automation projects, but also for demand side management, energy efficiency, energy trading, and transmission and distribution grid management. Mr. Amelink was born in the Netherlands, received an MSEE of the Technical University of Delft, then moved to the USA where he worked as programmer, supervisor, manager of SCADA /EMS Systems, first at Westinghouse, and later at Boeing.

Nati Perry has served as a director of ViryaNet since December 2007. Mr. Perry is the former founder and chief executive officer of Barak I.T.C., a leading ISP and telephony company based in Israel. Prior to becoming chief executive officer, Mr. Perry also served as the chief operating officer, and vice president of engineering since founding Barak I.T.C in 1997. Prior to Barak I.T.C., Mr. Perry was with the Israeli Air Force since 1984 and served as the head of several departments of the Air Force including communications, planning and logistics. Mr. Perry received his Bachelor of Science degree in electrical engineering from Ben-Gurion University of Negev, Israel in 1981, and his Master of Science degree in Teleprocessing from USM University in the United States in 1984.

W. Austin Lewis IV currently serves as the Chief Executive Officer of Lewis Asset Management Corp., an investment management company headquartered in New York City which he founded in 2004. From 2003 to 2004, Mr. Lewis was employed at Puglisi & Company, a New York based broker-dealer registered with FINRA, where he served as a registered representative and managed individual client accounts, conducted due diligence for investment banking activities and managed his own personal account. In 2002, Mr. Lewis co-founded Thompson Davis, & Company, Inc., a registered broker-dealer headquartered in Richmond, Virginia. From 1998 to 2002, Mr. Lewis was employed by Branch Cabell and Company, Inc. in Richmond, Virginia (“Branch Cabell”) where he was a registered representative. Following the November 2000 acquisition of Branch Cabell by Tucker Anthony Incorporated (“Tucker Anthony”), Mr. Lewis served as a Vice-President for Tucker Anthony and subsequently RBC Dain Rauscher, Inc. which acquired Tucker Anthony in August of 2001. Mr. Lewis received his Bachelor of Science degree in Finance and Financial Economics from James Madison University in 1998.

Dr. Andy Ben-Artzy was member of the senior management of Swiss Re, the leading reinsurance company in the world. Dr. Ben-Artzy was member of the Executive Team of the Global IT function with responsibility over Business Architecture and Strategy and Planning. Dr. Ben-Artzi had held management positions for the World Bank (1989 to 1993), Bank Leumi in Israel (1979 to 1988), Citibank in New York (1970 to 1979) and the Government of Israel (Mamram, 1964 to 1969). During his tenure at Swiss Re, Dr. Ben-Artzi was part of the team responsible for designing the IT architecture to support the new business model for the globalization of Swiss Re, i.e. its transformation from a multinational to a global company. Born in 1945, Dr. Ben Artzi studied economics and statistics at Tel Aviv University (1969) followed by an MBA and a Ph. D. in investment finance and management information systems from New York University (1978).

Alternate Directors

The Articles of Association of the Company provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of the Company. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, no alternate directors have been appointed.

Delegation of Power

Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

The Board of Directors recommends a vote FOR all of the Directors Nominees.

ITEM 2

APPOINTMENT OF AUDITORS

At the Annual General Meeting, Arik Eshel, CPA & Assoc., PC, will be nominated by the Company to serve as the independent auditors of the Company. Arik Eshel, CPA & Assoc., PC has no relationship with the Company or any affiliate of the Company.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Arik Eshel, CPA & Assoc., PC be, and they hereby are, appointed as the Company’s independent auditors, and that the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services.”

The Board of Directors recommends a vote FOR the appointment of Arik Eshel, CPA & Assoc., PC as independent auditors of the Company.

ITEM 3

AMENDMENTS TO THE COMPANY’S 2005 SHARE OPTION PLANS INCREASING

THE AGGREGATE NUMBER OF OPTIONS AVAILABLE FOR GRANT BY A TOTAL OF 300,000.

The Company’s 2005 Share Option Plans (the “Plans”) serve as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of the Company’s other shareholders. It has become common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified directors and employees, to offer such directors and employees restricted shares or share options to purchase a large number of shares of the capital stock of such companies.

As of December 31, 2009, 64,078 restricted shares or share options remain available for grant under the Plans (without taking into effect the proposed grants set forth in Item 4 below). Thus, the Board of Directors is seeking to increase the number of restricted shares or share options authorized to be granted under the Plans by 300,000, in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified employees by granting such employees restricted shares or share options to purchase a larger number of Ordinary Shares.

The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

“RESOLVED, that the Company’s 2005 Share Option Plans (the “Plans”) shall be amended such that the number of restricted shares and share options available for grant under such Plans shall be increased as set forth in Item 3 of the Proxy Statement of the Company dated December 31, 2009.”

The Board of Directors recommends a vote FOR the approval of the amendment to the terms of the Plans by increasing the number of restricted shares and share options available for issuance under the Plans.

ITEM 4

AUTHORIZATION TO GRANT ON AN ANNUAL BASIS RESTRICTED SHARES TO DIRECTORS

OF THE COMPANY AND TO APPROVE A CHANGE TO THE COMPENSATION TO THE

CHAIRMAN OF THE BOARD OF DIRECTORS

The Company’s success depends to a significant extent on the performance of its Directors. The loss of the services of such Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the shareholders are requested to authorize the Audit Committee and the Board of Directors to grant, on an annual basis (starting from 2009), up to 20,000 restricted shares to each Director of the Company. All subject to the available pool under the Company’s stock option plans. The actual terms of the grants, including the reverse-vesting schedule and related terms, shall be as determined by the Board of Directors as long as the annual grant per each director shall not exceed such 20,000 restricted shares.

In addition, the shareholders are requested to approve that the apartment rent allowance provided to our Chairman of the Board of Directors, paid by the Company in the net amount of $1,300 per month and all taxes payable in connection with such benefit, which has been previously approved by the shareholders of the Company at the General Meeting held on November 26, 2003, shall be paid by the Company to the Chairman of the Board of Director as an housing allowance. The cost to the Company shall not change and shall remain as previously approved by the shareholders of the Company.

The Board of Directors and the Audit Committee will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Audit Committee and the Board of Directors shall be authorized to grant restricted shares to Directors and to approve a change to the compensation to the Chairman of the Board of Directors, as set forth in Item 4 of the Proxy Statement of the Company dated December 31, 2009.”

The Board of Directors recommends a vote FOR the approval of the grant of Restricted Shares to directors and the approval of a change to the compensation to the Chairman of the Board of Directors.

ADDITIONAL MATTERS FOR DISCUSSION

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

FOR THE YEAR ENDED DECEMBER 31, 2008

The Company’s financial statements for the year ended December 31, 2008 can be found in the Company’s website at the following link: http://www.viryanet.com/company/investors. At the Meeting, the Directors will review the financial statements for the year ended December 31, 2008, and will answer appropriate questions relating thereto.

OTHER BUSINESS

Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Memy Ish-Shalom

President and Chief Executive Officer

December 31, 2009

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